                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 2)


                            MICRO THERAPEUTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59500W100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                       Vice President and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  July 26, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------
CUSIP No. 59500W100
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Micro Investment, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   10,106,148
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,106,148
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,106,148
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            50.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 59500W100
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus Equity Partners, L.P.             I.R.S. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   9,128,540
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                9,128,540
----------- --------------------------------------------------------------------
    11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,128,540
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            45.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 59500W100
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus & Co.                             I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   9,128,540
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                9,128,540
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,128,540
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            45.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 59500W100
-------------------

----------- --------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Warburg Pincus LLC                                 I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   9,128,540
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                9,128,540
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,128,540
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           45.4%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 59500W100
-------------------

----------- --------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Vertical Fund Associates, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   977,608
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                977,608
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           977,608
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.9%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           PN
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 59500W100
-------------------

----------- --------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Vertical Life Sciences L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   977,608
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                977,608
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           977,608
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.9%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           PN
---------- ---------------------------------------------------------------------

     This Amendment No. 2 amends the Schedule 13D filed on June 4, 2001, as amended by Amendment No. 1 thereto, filed on June 21, 2001 (the "Original 13D") on behalf of Micro Investment, LLC, a Delaware limited liability company ("Micro LLC"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities, "WPEP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), Warburg, Pincus & Co., a New York general partnership ("WP," and together with WPEP and WP LLC, the "Warburg Pincus Reporting Persons"), Vertical Fund Associates, L.P., a Delaware limited partnership ("Associates"), and Vertical Life Sciences L.P., a Delaware limited partnership ("Life Sciences," and together with Micro LLC, Associates and the Warburg Pincus Reporting Persons, the "Reporting Persons").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original 13D.

     Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is revised and amended in its entirety as follows:

     Pursuant to a Securities Purchase Agreement (the "Purchase Agreement") attached hereto as Exhibit 2, dated May 25, 2001, by and between Micro LLC and the Company, Micro LLC purchased (the "First Closing") 1,828,679 shares of Common Stock (the "First Closing Shares") at a price of $3.75 per share, with the purchase price paid in cash at the First Closing, which occurred May 31, 2001.

     Pursuant to the Purchase Agreement, on June 19, 2001, Micro LLC purchased (the "Additional First Closing") 157,936 shares of Common Stock (the "Additional First Closing Shares") at a price of $3.75 per share, with the purchase price paid in cash at the Additional First Closing. These shares were purchased as a result of the waiver by certain of the Company's stockholders of their existing preemptive rights in connection with the transactions contemplated by the Purchase Agreement.

     Pursuant to the Purchase Agreement, and following stockholder approval at a special meeting of the Company held on July 26, 2001, Micro LLC purchased (the "Second Closing") 8,119,533 shares of Common Stock (the "Second Closing Shares," and together with the First Closing Shares and the Additional First Closing Shares, the "Shares") at a price of $6.00 per share, with the purchase price paid in cash at the Second Closing, which occurred July 26, 2001. The transactions contemplated by the First Closing, the Additional First Closing and the Second Closing are collectively referred to herein as the "Transaction."

     The total amount of funds required to purchase the First Closing Shares, the Additional First Closing Shares and the Second Closing Shares was $56.2 million, and was furnished from the working capital of Micro LLC. No additional funds were required to acquire beneficial ownership of the shares of Common Stock reported in this Amendment No. 2.

     Item 5. Interest in Securities of the Issuer.

     Item 5 revised and amended in its entirety as follows:

     (a) As of June 19, 2001, Micro LLC may be deemed to beneficially own 10,106,148 shares of Common Stock, representing approximately 50.2% of the outstanding Common Stock, based on the 20,116,970 shares of Common Stock outstanding as of such date, as represented by the Company to the Reporting Persons. By reason of their respective relationships with Micro LLC and each other, each of the

Warburg Pincus Reporting Persons may be deemed under Rule 13d-3 under the Exchange Act to own beneficially 9,128,540 shares of Common Stock, representing approximately 45.4% of the outstanding Common Stock. By reason of their respective relationships with Micro LLC and each other, each of Associates and Life Sciences may be deemed under Rule 13d-3 under the Exchange Act to own beneficially 977,608 shares of Common Stock, representing approximately 4.9% of the outstanding Common Stock.

     (b) Micro LLC shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 10,106,148 shares of Common Stock it may be deemed to beneficially own. Each of the Warburg Pincus Reporting Persons shares with Micro LLC the power to vote or to direct the vote and to dispose or to direct the disposition of the 9,128,540 shares of Common Stock it may be deemed to beneficially own. Each of Associates and Life Sciences shares with Micro LLC the power to vote or to direct the vote and to dispose or to direct the disposition of the 977,608 shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (c) Other than the acquisition of the First Closing Shares, the Additional First Closing Shares and the Second Closing Shares reported herein, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedules I or in Item 2(d) hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Dated:

July 27, 2001                           MICRO INVESTMENT, LLC

                                        By: Warburg, Pincus Equity Partners,
                                            L.P., Managing Member

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Attorney-in-Fact


Dated: July 27, 2001                    WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Attorney-in-Fact


Dated: July 27, 2001                    WARBURG, PINCUS & CO.

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Attorney-in-Fact


Dated: July 27, 2001                    WARBURG PINCUS LLC

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Vice President

Dated: July 27, 2001                    VERTICAL FUND ASSOCIATES, L.P.

                                        By: The Vertical Group, L.P.,
                                            General Partner

                                        By: /s/ John E. Runnells
                                            ------------------------------
                                        Name:  John E. Runnells
                                        Title: General Partner


Dated: July 27, 2001                    VERTICAL LIFE SCIENCES L.P.

                                        By: The Vertical Group, L.P.,
                                            General Partner

                                        By: /s/ John E. Runnells
                                            ------------------------------
                                        Name:  John E. Runnells
                                        Title: General Partner